Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 8, 2023, AT 10:00 A.M.

Date, Time and Place: December 8, 2023, at 10:00 a.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo.

Call notice: The call notice was emailed to the members of the Board of Directors, pursuant to article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all board members, pursuant to Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

Gilberto Tomazoni, Global Chief Executive Officer; Wesley Mendonça Batista Filho, Chief Executive Officer of JBS USA; Guilherme Perboyre Cavalcanti, Global Chief Financial and Investor Relations Officer; Daniel Pitta, Chief Legal Officer; and Marcelo Hermanny Correa, Corporate Controllership Officer, all of whom Company employees, also attended the meeting.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) to present, discuss, and resolve on the Company’s 2024 budget; (ii) other matters of interest to the Company.

Discussions and Resolutions:

(i) The meeting began with the joint presentation of Gilberto Tomazoni, Wesley Mendonça Batista Filho and Guilherme Cavalcanti on the Company’s annual budget for 2024 to the Board members, which included the assumptions, investments, and conditions precedent of the business units in the United States (including Pilgrim’s Pride Corporation USA, Mexico and United Kingdom (“PPC”)), Australia and Brazil. The presentation material was made available to the Board members before the meeting and were filed at the Company’s headquarters (“2024 Budget”).

Gilberto Tomazoni explained how the budget was formulated and that it began in September 2023, taking into consideration supply and demand projections based on market information, approved by the Executive Board of the business and/or the regional divisions, by the Presidency of the business divisions, and the operations for Brazil, the United States, PPC, and Australia.

Gilberto Tomazoni also presented the Company’s long-term strategy, which includes scaling up categories and geographies, and increasing and diversifying the portfolio of value-added brands and products. He highlighted the operational strategy with sustainability proposals relevant to the company, with the purpose of growing sustainably and building a sustainability culture to guide all decisions.

Then, Guilherme Perboyre Cavalcanti presented the Company’s liability management operations, clarifying all questions the members of the Board of Directors asked.

After the presentation, Carlos Hamilton Vasconcelos Araujo suggested that the Board of Directors and the Executive Board discuss a Company’s long-term strategic plan (OKR- objectives and key results).

Kátia Regina de Abreu Gomes stated that she believes it is important to keep the Company’s high level of communication. Therefore, she recommended that the Company’s investments in the Communications and Marketing area be maintained.

After the presentations, the Board members discussed the information presented and asked questions to the executive officers about the 2024 Budget, all of which were duly clarified. After analysis and discussions on the 2024 Budget, the Board members unanimously approved, with no reservations, the 2024 Budget.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form with the omission of the signatures of the attendees, pursuant to paragraphs 1 and 2 of article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, December 8, 2023.

Milena Hitomi Yanagisawa

Secretary